

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

September 10, 2009

Anthimos Thomopoulos
Chief Financial Officer
National Bank of Greece S.A.
86 Eolou Street
10232 Athens, Greece

      RE: National Bank of Greece S.A.
               Form 20-F for Fiscal Year Ended December 31, 2008
               Filed July 15, 2009
               File No. 001-14960

Dear Mr. Thomopoulos,

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Results of Operations for the year ended December 31, 2008 compared with the year ended December 31, 2007 – Allowance for Loan Losses, page 111

1.   We note that your loan portfolio has increased significantly the past few years and we note your disclosure of deteriorating macro-economic conditions, especially in Greece, Turkey, and Southeastern Europe, and the resulting negative credit effects on your loan portfolio manifested in increased impaired and non-performing loans. We

also note that your allowance for loan loss as a percentage of your loan portfolio decreased from 2.8% at December 31, 2007 to 1.7% at December 31, 2008. Please tell us and revise future filings to comprehensively bridge the gap between the significant increases in the balance of your loan portfolio and non-performing and impaired loans with the change in your allowance for loan losses. Please provide an analysis of each component of your allowance for loan losses (specific, coefficient, homogeneous, and foreign) detailing how you determined that each component was directionally consistent with the underlying credit quality of the applicable loan portfolio.

Consolidated Statements of Cash Flows, page F-10

2. You disclose a valuation adjustment of EUR 78,478 for 2008 related to debt securities issued and designated at fair value through profit and loss as a reconciling adjustment in the operating section of your statement of cash flows.

    a. Please tell us to what debt securities this adjustment relates, tell us how you account for them and in what line item in the balance sheet you present them.

    b. If the adjustment relates to the securities discussed in Note 11: Financial Instruments Marked to Market Through Profit and Loss, please reconcile the amount in the statement of cash flows to the effect on earnings disclosed in Note 11 of EUR 25,745 and explain why the amounts are different.

3. In Note 11, you disclose the effect on earnings from financial instruments marked to market through profit and loss in 2007 was EUR 384,746. Please tell how this non-cash effect on earnings is presented in your statement of cash flows.

4. You disclose a gain on debt extinguishment of EUR 361,325 in 2008 as a reconciling adjustment in the operating section of your statement of cash flows. Please tell us where you discuss this transaction and/or disclose the effects of this transaction on your financial results in your document. Please ensure that you appropriately disclose information related to this material transaction in future filings. Also provide us an accounting analysis of the transaction that identifies all of the key facts and circumstances and relevant accounting guidance that you considered in determining the appropriate accounting.

5. For each balance sheet line item with assets or liabilities measured at fair value with changes in fair value recognized in earnings, please provide us a reconciliation of the change in balance for 2007 and 2008 and how this change is presented in your statement of cash flows. Please consider disclosing this information or similar quantified information in future filings to allow investors to easily understand how

changes in specific balance sheet line items are presented in the statement of cash flows.

Note 13: Available-for-sale securities, page F-37

6.   Based on your disclosure of unrealized losses on page F-40, it appears that as of December 31, 2008, several of your investment categories reflected significant severity in unrealized losses, a significant portion of which were in an unrealized loss position for over 12 months. For instance, your equity securities issued by companies incorporated in Greece with unrealized losses of 12 months or longer had decreased in value to below 40% of cost. Also, your Mutual Fund units had decreased to approximately 81% of cost. You also disclose that you believe these impairments are not other than temporary. Please address the following regarding these disclosures:

   a.   Please provide us with a listing of your equity securities and mutual fund units that are in an unrealized loss position detailing the cost and unrealized loss at December 31, 2008, as well as the length of time it has been in an unrealized loss position, for each security.

   b.   For the equity securities that have been in an unrealized loss position for over 12 months, please provide us with your full detailed analysis of these securities' impairment as of December 31, 2008 that identifies all available positive and negative evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support your conclusion that the impairment was not other than temporary. Specifically discuss the assumptions and estimates included in your analysis and how it provides your basis for determining that the security will recover its costs basis in the "near term".

   c.   Tell us and revise your future filings to clearly disclose how you define "near term" for purposes of your impairment analyses. Refer to Staff Accounting Bulletin Topic 5:M.

   d.   You state on page F-40 that "(Y)our investments in equity securities comprise mainly of shares of high quality Greek banks and companies which are profitable and have not shown any signs of financial distress." Please tell us and revise your future filings to describe the extent to which your equity securities are not those that are "mainly" high quality. Further, specifically explain how your impairment analysis addressed the fact that just because an investee is high quality, profitable, and has not shown signs of financial distress does not necessarily indicate a likelihood that the entity will be able to recover its value in the "near term".

      e.   You disclose that <u>most</u> of these investments have been acquired as strategic investments with a medium to long term view. In the detailed listing of securities requested above, please identify which securities were not acquired as a strategic investment for the medium to long term investment horizon. This would appear to be a critical piece of evidence considering the significance of the unrealized loss, the length of time it has been in an unrealized loss position and your assertion that you have the ability and intent to hold these securities for a period of time sufficient to recover all of the unrealized loss. Specifically, tell us how you considered this key factor in your other than temporary impairment assessment.

      f.   Please provide us with your impairment analysis for your mutual fund units that are in an unrealized loss position, and revise your future filings to address your consideration of impairment on these securities. Specifically address how you considered your inability to direct the purchase or sale of the underlying securities that are held by the mutual fund itself in determining your ability to project a recovery and hold a fund unit until that recovery. If true, please confirm in your future filings that you are considering your holdings in mutual fund units as equity securities for purposes of your impairment analyses.

<u>Note 15: Loans and Allowance for Loan Losses, page F-43</u>

7.   Please revise future filings to disclose, as of each balance sheet date presented, the amount of impaired loans for which there is a related allowance for credit losses determined in accordance with SFAS 114,the amount of that allowance, and the amount of impaired loans for which there is no allowance for credit losses. Refer to paragraph 20a of SFAS 114.

8.   Please revise future filings to reconcile the amount of allowance for loan losses disclosed in the impaired loans table on page F-45 (EUR 968,294) and F-46 (EUR 1,153,061) to the amount of allowance for loan losses recorded as disclosed in the table at the top of page F-45.

<u>Note 36: Fair Value of Financial Instruments, page F-72</u>

9.   Please revise future filings to disclose the information required by paragraph 33 of SFAS 157. Paragraph A36 of SFAS 157 presents an example of the information required to be disclosed.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief